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                                                                         EXHIBIT
                                                                          (A)(3)

                                 [PRIMARK LOGO]

June 14, 2000

Dear Shareholders:

    I am pleased to inform you that Primark Corporation has entered into a merger agreement providing for the acquisition of Primark by The Thomson Corporation. In accordance with the merger agreement, Thomson, through a wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of Primark common stock for $38.00 per share in cash.

    The tender offer is conditioned upon, among other things, at least 51% of Primark's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The tender offer will be followed by a merger in which each share of Primark common stock not purchased in the tender offer will be converted into the right to receive $38.00 per share in cash.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF PRIMARK'S SHAREHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT PRIMARK SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached
Schedule 14D-9, including, among other things, the opinion of Deutsche Bank Securities Inc., Primark's financial advisor, that, as of the date of the opinion, the consideration to be received pursuant to the offer and merger is fair, from a financial point of view, to Primark's shareholders. A copy of Deutsche Bank's written opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex A to the Schedule 14D-9.

    In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are Thomson's Offer to Purchase, dated June 14, 2000, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. I urge you to read these materials carefully.

    On behalf of the Board of Directors and management of Primark, I thank you for your support.

Sincerely,

/s/ Joseph E. Kasputys

Joseph E. Kasputys
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER